EXHIBIT 14.1

MEDICAL DEVICE ALLIANCE

APPROVED BY:

POLICY NO.:

POLICY TITLE:	BUSINESS ETHICS POLICY

POLICY:

All Employees and Members of the Board of Directors of the Company must abide by the highest standards of business ethics. This Policy establishes the minimum standards required of all Designated Employees, which is in addition to the requirements of other Company policies. The Company requires that upon commencement of employment or election to the Board, each Designated Employee acknowledges that he or she has read and understands the Policy and has reported, or will report as they arise, all potential conflicts of interest as required by the Policy. The company also requires that on an annual basis each Designated Employee acknowledges that he or she has read and understands the Policy, and has reported all potential conflicts of interest as required by the Policy. Failure to comply with this Policy and the procedures established to implement it can result in disciplinary action, termination of employment, and/or initiation of appropriate legal action, as the Company deems appropriate.

SCOPE:	All Designated Employees

PURPOSE:

Establishes the requirement that all Designated Employees use the highest degree of business ethics, and provides minimum standards of business ethics and conduct. Simply reading these standards, however, does not necessarily lead to ethical conduct. The Designated Employee must understand, support, and adhere to these standards on a daily basis; which will enable the Company to achieve both its business objectives and strict conformity with the law. Violations of the Policy could expose the Company and the individual involved to civil and criminal actions, fines, revocation of licenses and other legal remedies. To ensure on-going compliance with this Policy, the Company requires all Designated Employee on annual basis to acknowledge that they have read and understand the Policy, and have reported all potential conflicts of interest as required by the Policy.

PROCEDURE OR GUIDELINE:

INDEX OF PROCEDURES OR GUIDELINES

1.0      ORGANIZATION AND ADMINISTRATION OF THE POLICY

2.0      CONFLICTS OF INTEREST

3.0      CONFIDENTIAL INFORMATION

4.0      INSIDE INFORMATION

5.0      PROHIBITED RECEIPTS AND PAYMENTS

6.0      POLITICAL ACTIVITY AND CAMPAIGN CONTRIBUTIONS

7.0      PERSONAL USE OF COMPANY PROPERTY & SERVICES

8.0      COMPANY BOOKS AND RECORDS

9.0      COMPLIANCE WITH TAX LAWS

10.0    CONCLUSION

1.0	ORGANIZATION AND ADMINISTRATION OF THE POLICY

1.1	Overall Policy Responsibility
The	Board of Directors’ have overall responsibility for:

A.	providing guidance on matters of business ethics, and

B.	monitoring compliance with this Policy and applicable laws to ensure consistency with the Company’s goals of promoting fair and ethical conduct and avoiding undesirable relationships in all of its activities.

C.	Toward that end, the Committee shall use the services, the Internal Audit staff, and the Company’s independent public accountants.

1.2	Definitions:

A.	“CEO” – Chairman, President and Chief Executive Officer.

B.	“CFO” – Senior Vice-President, Chief Financial Officer and Treasure.

C.	“Company” – Medical Device Alliance, which is comprised of Medical Device Alliance, Inc., its subsidiaries and affiliate.

D.	“Designated Employees” – Members of the Board of Directors, Officers, Administrative Assistants and Secretaries reporting to Officers, and other employees who may be selected by the chairman of the Board of Directors.

E.	“FCPA” – Foreign Corrupt Practices Act.

F.	“Policy” – The Company’s Business Ethics Policy.

G.	“SEC” – Securities and Exchange Commissions.

H.	“You” – the Designated Employee.

I.	“Your” – belonging to the Designated Employee.

2.0	CONFLICTS OF INTEREST

2.1	Conflict of Interest Defined

Of all corporate activities involving employee conduct, among the most important involves avoiding potential conflicts of interest. A conflict of interest arises when an employee’s judgment in acting on the Company’s behalf is, or appears to be, influenced by an actual or potential personal benefit from an investment, business interest, or some other association or relationship. Conflicts occur most often in cases where You or a member of Your household or Your immediate family (spouse, child, parent or sibling) obtains some personal benefit at the expense of the Company’s best interest. Keep in mind that, in general, You will be regarded as having an interest in any property owned, or any transactions entered into, by members of Your household or Your immediate family.

2.2	Common Conflict of Interest Situations

Conflicts of interest can arise in many different situations, and it is not possible to describe all circumstances in which they may exist. The following three sections describe common categories of conflicts of interest. They also illustrate Your responsibility and the Company’s policy in each situation.

A.	Employee Relationships with Parties in Company Related Transactions

You must fully disclose details when You or a member of Your household or Your immediate family has an interest in, or a relationship with any party that transacts business with the Company, such as a supplier or vendor, lessor, lessee, licensor, or licensee when:

1.	You are in position to make or influence decisions pertaining to the transaction, and

2.	You interest or relationship is substantial enough to appear to a reasonable person that Your decision making regarding the transaction may be affected.

3.	Examples of these relationships include when You or a member of Your household or Your immediate family:

a.	Has any position of employment, including work performed as an officer, partner, employee, director or consultant of the other company;

b.	Receives any compensation, discounts, rebates, kickbacks, credit, loans or perquisites from the other company;

c.	Acquires, directly or indirectly, an interest in, or rights to the profit or income of, the other party.

4.	You do not need to disclose the mere ownership of securities of the other party if it is listed on a stock exchange or publicly traded in a recognized over the counter market, as long as the amount You or members of Your household or immediate family own is less than one percent (1%) of the class outstanding, and does not equal or excess ten percent (10%) of Your (their) net worth.

B.	Accepting Gifts or Favors

You must not accept any gifts or favors from any individual or entity that You know or should know transacts business, or may seek to transact business, with the Company, unless the gift or favor is a common courtesy usually associated with customary business practices. You must never accept a gift in the form of cash or a cash equivalent. All offers of gifts or favors which fall outside these guidelines should be reported immediately in writing to Your supervisor.

C.	Nepotism

You must not grant preferential treatment to close relatives or friends within the Company in conflict with Company’s best interest. You must also avoid situations in which conflicts may arise. For example, no employee should supervise or be supervised by, or work in the same department on the same shift as, a member of his or her immediate family. Exceptions must be approved in advance by the Department Manager, and the CEO, CFO or COO.

2.3	Your Responsibility to Avoid or Eliminate Conflicts of Interest

You must avoid any relationship, influence, activity, or investment that might impair, or even appear to impair. Your ability to make objective and fair decisions in the Company’s best interest. Compliance with this Policy also requires You to take any actions regarded by the Company as necessary to eliminate or satisfactory regulate an actual or potential conflict of interest situation. When in doubt, share the facts of the situation with the Chairman of the Board of Directors before taking any action.

2.4	Your Responsibility to Avoid or Eliminate Conflicts of Interest

Periodically, You will be required to complete a disclosure statement setting forth any financial interest, business or other relationships that might present a conflict of interest. In addition, You must provide full and immediate disclosure of any interest that You may have at the time of hire or during employment which creates, or appears to create, a possible conflict of interest.

2.5	An Important Note about the Company’s Disclosure Requirement

This disclosure requirement in no way represents the Company’s intention to police or interfere with its employees’ activities. Rather, the requirement is intended to assist employees in realizing the fullest freedom consistent with their own best interests, and those of the Company and its stockholders, by protecting all parties from the harmful effects of any subsequent revelation of activities, associations or interests that might constitute a prohibited conflict of interest. It is generally anticipated that most activities disclosed will not raise material conflict of interest questions. The disclosure requirement is merely a recognition of the fact that very few substantial questions of conflict of interest can exist where there is full knowledge by the Company of all the facts. In the few instances where such a question might exist after full disclosure, corrective steps generally can be taken to avoid potential problems without interfering with the outside interests of the employee.

2.6	Confidentiality

With respect to any disclosure of information furnished by an employee in accordance with this Policy, the Company will endeavor to protect such information and handle it on a strictly confidential basis.

3.0	CONFIDENTIAL INFORMATION

3.1	Confidential Information Defined

Confidential information means all non-public information regarding the Company’s operations and business activities, and those of its customers and suppliers. Non-public means any information that is not officially disclosed or common knowledge that might be useful to others, for example, to compete against the Company.

3.2	Examples of Confidential Information

Confidential information includes such items such as customer lists, customer information, employee information, policies, systems and procedures, trade secrets, financial information, business plans, contract negotiations, contractual agreements, blueprints, marketing and promotional plans and ideas (including new products and programs, pricing strategies, and advertising campaigns), or other information or material unique to the Company.

3.3	Your Responsibility Regarding Confidential Information

Do not disclose confidential information to any unauthorized person, either during or after termination of Your employment. Unauthorized persons include anyone who does not have a business need to know for the express benefit of the Company, excluding: authorized state and federal law enforcement officers in the course of their assigned duties. Upon your departure, You must not take any documents or records belonging to the Company and You must return all such documents and records in Your possession.

3.4	You Responsibility To Not Profit From Confidential Information

Do not profit from confidential information of which You have become aware during the course of Your employment. For example, do not acquire an interest in property that You know the Company is considering purchasing. Similarly, You should not acquire any security of another entity, if You are aware that the Company is considering purchasing that entity’s securities.

3.5	Your responsibility Not To Compete With Company

You must not compete with the Company in pursuing any business opportunities which come to Your attention during the course of Your employment with the Company. Before personally pursuing or profiting from any venture which could be viewed as competing with the Company, You must disclose the opportunity to the Chairman of the Board of Directors and obtain their positive written affirmation either that the venture is not in competition with the Company or that the Company has no interest in pursuing the venture.

4.0	INSIDE INFORMATION

4.1	Inside Information Defined

Inside information is similar to confidential information, and refers to all material non-public information. Information is material if a reasonable investor would consider the information important in deciding whether to buy, sell or hold a security. Information is considered public only if it has been effectively disclosed to the Investors and enough time has elapsed to permit the investment market to absorb and evaluate the information. Inside information is not limited to information about the Company. It also includes material non-public information about other corporations with which the Company has business relationships.

4.2	Examples of Inside Information

Examples of inside information include, among other things, non-public information about:

A.	earnings results;

B.	future earnings, losses or stock splits as estimated or projected by the Company’s officers;

C.	changes in management; and

D.	events or business operations which are likely to affect future revenues or earnings ( for example, the development of new products; joint ventures with other companies; mergers and acquisitions; or lawsuits and settlements).

4.3	Prohibited Use of Inside Information

Company policy, state and Federal laws and regulations prohibit the use of inside information when recommending the Company’s or anyone else’s securities. Persons who fail to prevent others from using inside information may also be liable for civil penalties under Federal law.

4.4	Your Responsibility Regarding Inside Information

You must not disclose inside information to persons outside the Company. It is illegal to pass on inside information to another individual who buys or sells a security on the basis of that information. In fact, it is illegal to suggest buying or selling a security while in the possession of inside information, even if You do not actually disclose that information.

4.5	Do Not Trade on Company Inside Information

You, or any party related to You, must not trade in Company securities while possessing inside information until the pertinent information has been disclosed by the Company and the public has had sufficient time to assimilate it.

4.6	Do Not Trade on Any Other Company’s Inside Information

You, or any party related to You, must not trade in the securities of another corporation if the value of such securities is likely to be affected by actions of the Company of which You are aware and which have not been disclosed to the public. For example, if a vendor is developing and testing a new product in conjunction with the Company, employees should refrain from trading in the securities of that vendor until such information becomes public knowledge.

4.7	Prevent Others From Insider Trading

It is also illegal for certain persons to fail to prevent insider trading by others. Individual employees with managerial or supervisory responsibilities over an employee and, in some cases, officers, directors, and controlling shareholders of the Company (collectively referred to as “controlling persons”), may be liable for civil penalties under insider trading laws for the violations of an employee if the controlling person knew or recklessly disregarded the fact that the employee was likely to engage in a violation, and failed to take appropriate steps to prevent that violation before if occurred.

4.8	Questions Regarding Inside Information

Before disclosing or using information in Your possession which could be considered inside information and therefore, subject to this Policy, You must obtain the written approval from the CEO, CFO OR COO.

5.0	PROHIBITED RECEIPTS AND PAYMENTS

5.1	Your Use Of Company Assets

The use of Company funds or assets for any unlawful purpose is strictly prohibited. You must not establish undisclosed or unrecorded funds or assets of the Company for any purpose, or engage in any arrangement that results in prohibited acts. No payments shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the material supporting the disbursements.

5.2	Your Authorization To Use Company Assets

You must not authorize or make any payment, whether in money, property or services, either Company or personal, for a bribe, kickback, or any other similar payment, to any person organization designed to secure favored treatment for the Company. These payments are highly improper and could adversely reflect on the Company’s integrity and reputation.

5.3	Your Responsibility To Report Prohibited Acts

If You have information regarding any prohibited act or payment, You must promptly report the matter to the Chairman of the Board of Directors.

6.0	POLITICAL ACTIVITY AND CAMPAIGN CONTRIBUTIONS

6.1	Political Campaign Contributions Defined

Political campaign contributions mean:

A.	direct expenditures or contributions, in cash or property, or candidates for nomination or election to public office or to political parties, as well as

B.	indirect assistance or support, such as the furnishing of goods, services or equipment, or other political fund raising support.

6.2	Prohibited Domestic Political Contributions

It is Company policy not to make political contributions for candidates for federal office, and in the United States it would be a crime for the Company to do so. It is also Company policy not to make political contributions for candidates for state and local office, except in those states where such payments are legal and such payments have been authorized by the CEO.

6.3	Prohibited Foreign Political Contributions

The FCPA specifically prohibits U.S. corporations or their agents from offering or making payments to foreign officials, political parties, or candidates for public office for the purpose of influencing an official act or decision which would help the corporation obtain, retain, or direct business. This prohibition is applicable regardless of whether the contribution is lawful under the laws of the country in which it is made. Accordingly, Company policy strictly prohibits any payments with corporate funds to, or any use of corporate assets for the benefit of, any foreign official, political party, or candidate for political office.

6.4	Individual Employee Political Participation

The Company encourages political participation by employees, including the making of voluntary contributions to candidates of the employee’s choice in accordance with legal limitations. In compliance with federal laws and regulations, the Company will not reimburse any employee directly or indirectly for any political contributions made by the employee. Furthermore, employees must not engage in political activities during working hours.

7.0	PERSONAL USE OF COMPANY PROPERTY AND SERVICES

7.1	Your Use Of Company Property

You may use Company property and services for personal benefit only when properly approved for general employee or public use. The use of Company owned land, materials, equipment, or other property, and the use of services provided by Company employees on Company time under any other circumstances are strictly prohibited, except as approved in advance by the person to whom such approval authority has been delegated. For instance, You may not use Company employees to perform home improvement or any other personal work for Your benefit on Company time.

7.2	Your Responsibility To Obtain Authorization

You must not sell, loan, give away or otherwise dispose of Company property, regardless of condition or value, except with proper prior authorization.

7.3	Your Responsibility To Not Profit From Company Time Or Property

You may not engage in activities on Company time or use, or cause to be used Company facilities, equipment, materials or supplies for Your personal profit.

8.0	COMPANY BOOKS AND RECORDS

8.1	Your Responsibility Regarding The Company’s Books And Records

It is Company policy that all books and records of the Company be maintained so that they fully and fairly reflect all of the Company’s receipts and expenditures, assets and liabilities. You must not make false or artificial entries on the books and records of the Company for any reason. You must not establish any funds or accounts outside the books and records of the Company. All bank accounts set up on behalf of the Company, foreign or domestic, must be approved by the CFO and shall be controlled, recorded and reconciled under the direction of the CFO.

8.2	Your Responsibility For Full Disclosure

Federal laws prohibit materially false or misleading statements or omission of facts by officers and directors in connection with the audit or examination of the Company’s financial statements or the preparation of its required SEC filings. The FCPA requires the Company to develop and maintain a system of internal accounting controls to help assure that the Company’s books and records accurately reflect its transactions and disposition of assets. The FCPA and securities laws apply to indirect as well as direct falsification, misinterpretation or omission. Federal laws impose civil and criminal penalties on individuals and companies who violate these requirements.

8.3	Questions Regarding The Company’s Books And Records

It is Company policy to comply fully with the record keeping and accounting control requirements of the SEC and the FCPA. Any questions concerning this area must be reviewed with the CFO.

9.0	COMPLIANCE WITH TAX LAWS

9.1	Your Responsibility Regarding Personal Taxes

It is Company policy to comply with all applicable tax statutes. It is violation of Company policy for any employee to take any action for the purpose of illegally evading taxes due on the Company’s operations.

9.2	Your Responsibility Regarding The Company’s Taxes

It is also against Company policy for any employee, with fraudulent intent, to misrepresent any employee’s income, fail to withhold applicable income taxes as required by law, or to take any other action to illegally evade taxes on, or with respect to, income from the Company.

9.3	Questions Regarding Tax Compliance

Any questions in this regard must be reviewed in advance with the CAO and CFO.

10.0	CONCLUSION

10.1	Your Responsibility For Business Ethics

You must maintain the highest standards of ethical conduct in all Your business dealings. The Board of Directors adopted this Policy to help You achieve and maintain that vital goal. You must endeavor to read, understand, and abide by it.

10.2	Required Acknowledgment

You are required to complete the Business Ethics Policy Acknowledgement And Conflict of Interest Statement (see Attachment 1) upon beginning employment and on an annual basis thereafter.

MEDICAL DEVICE ALLIANCE

BUSINESS ETHICS POLICY ACKNOWLEDGMENT

AND CONFLICT OF INTEREST STATEMENT

This is to acknowledgment that I have received and read the Business Ethics Policy of the Medical Device Alliance, including the section on Conflicts of Interest, and understand its meaning, and to the best of my knowledge, I have no conflict of interest with the Company as described in the Policy except as follows: (If none, write “None” below).

Employee Signature

Type or Print Name

Date